THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+ #	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

September 12, 2008

VIA EDGAR CORRESPONDENCE

Julie Sherman
Staff Accountant
Mail Stop 6010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Impact Medical Solutions, Inc.
Form 10-KSB for the year ended December 31, 2007
File No.: 000-52117

Dear Ms. Sherman:

We are writing in connection with the above-captioned matter regarding Impact Medical Solutions, Inc.’s (the “Company”) disclosure in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 and Amendments No. 1 and 2 thereto regarding the Company’s disclosure under Item 8A(T) of Form 10-KSB concerning the Company’s management’s evaluation of the Company’s Disclosure Controls and Procedures under 13a-15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and conclusion as to the effectiveness of such and the Company’s Management Report on Internal Control over Financial Reporting under 13a-15(c) of the Exchange Act.

In connection with the foregoing, please be advised of the following:

Disclosure Controls and Procedures

In the originally filed Form 10-KSB, the Company disclosed that management had evaluated the Company’s Disclosure Controls and Procedures and had concluded that they were not effective. As stated in its Form 10-KSB, management came to this conclusion based on the fact that the Company has a limited number of employees and is not able to have proper segregation of duties based on the cost/benefit analysis of hiring additional employees solely to address such issue.

In Amendment No. 1 to its Form 10-KSB, the Company again disclosed that management had evaluated the Company’s Disclosure Controls and Procedures but revised its conclusion to state that they were effective because, in preparing the Amendment No. 1, management re-evaluated the Company’s Disclosure Controls and Procedures and concluded that they were effective based on the fact that the Company’s Chief Executive Officer and Interim Chief Financial Officer prepares the Company’s SEC filings, including the Form 10-KSB, and handles all day to day operations of the Company as well as works directly with the Company’s independent registered accountants with the year-end audit of the Company in preparation of the financial statements included in the Form 10-KSB. This conclusion was based on management’s belief that the Company’s Disclosure Controls and Procedures were effective at the time of filing Amendment No. 1.

In Amendment No. 2, the Company again stated that it had evaluated its Disclosure Controls and Procedures but revised its disclosure to be consistent with the originally filed Form 10-KSB to state that management had concluded the Company’s Disclosure Controls and Procedures were not effective as of December 31, 2007. Management revised the disclosure to be consistent with the originally filed Form 10-KSB because at the time the original Form 10-KSB was filed, management believed that its Disclosure Controls and Procedures were not effective due to the limited number of personnel and lack of segregation of duties. Rule 13a-15(b) of the Exchange Act required that management’s conclusion be as of December 31, 2007 and as of that date, management believed that the Company’s Disclosure Controls and Procedures were not effective.

Management’s Report on Internal Control over Financial Reporting

In the Company’s Management’s Report on Internal Control over Financial Reporting included in its originally filed Form 10-KSB, management disclosed that it did not evaluate the Company’s Internal Control over Financial Reporting under the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations (“COSO”), and concluded that the Company’s Internal Control over Financial Reporting was not effective. This was due to management’s mistaken belief that it was required to retain an independent third party to assist it in evaluating the Company’s Internal Control over Financial Reporting. Due to the fact that the Company did not retain any such third party, management believed it was required to conclude that that the Company’s Internal Control over Financial Reporting was not effective. Notwithstanding the foregoing, management did, in fact, evaluate the Company’s Internal Control over Financial Reporting under the COSO framework in connection with the preparation of the Company’s financial statements included in the originally filed Form 10-KSB and had concluded that such was effective as of December 31, 2007 as required under Rule 13a-15(c) of the Exchange Act.

In Amendment No. 1, management revised the disclosure to state that it had evaluated the Company’s Internal Control over Financial Reporting under the COSO framework. The Company also concluded that the Internal Control over Financial Reporting was effective in connection with the preparation of the financial statements included in the Company’s Form 10-KSB as of December 31, 2007. This was due to management’s realization that it was not required to have retained an independent third party to review the Company’s Internal Control over Financial Reporting. As stated above, management did evaluate the Company’s Internal Control over Financial Reporting under the COSO framework in connection with the preparation of the financial statements included in the Form 10-KSB and concluded that such was effective as of December 31, 2007.

In Amendment No. 2, the Company re-stated the disclosure in Amendment No. 1, that the Company’s management had evaluated the Company’s Internal Control over Financial Reporting under the COSO framework and that it had concluded that such was effective as of December 31, 2007. As stated under Amendment No. 1 above, this was based on management’s realization that it was not required to have had retained an independent third party to assist it in evaluating the Company’s Internal Control over Financial Reporting and that management did, in fact, evaluate the Company’s Internal Control over Financial Reporting under the COSO framework in the preparation of the financial statements included in the Company’s Form 10-KSB and had concluded that such was effective as of December 31, 2007.

Based on the foregoing explanation and the representations made by the Company, we believe that the disclosure under Item 8A(T) in Amendment No. 2 complies with Form 10-KSB and Rule 13a-15 under the Exchange Act.

Please do not hesitate to contact me at (732) 610-2435 with any further questions or comments regarding this matter. Thank you for your time and assistance with this matter. We look forward to working with you in these respects and thank you for your assistance in the Company’s compliance with the applicable disclosure requirements under the Exchange Act.

Very truly yours,

/s/ Philip Magri

Philip Magri